SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)1

MONEYGRAM INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

60935Y109

(CUSIP Number)

David P. Kreisler, Esq.
Weil, Gotshal & Manges LLP
100 Federal Street, 34th Floor
Boston, Massachusetts 02110
(617) 772-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 14, 2011

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

___________________________
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D
1.	NAME OF REPORTING PERSONS Thomas H. Lee Advisors, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER* 39,325,150
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 39,325,150
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 39,325,150
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*† 55.0%
14.	TYPE OF REPORTING PERSON OO
*See Item 5.
† This percentage is calculated using a fraction, the numerator of which is the number of shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person, and the denominator of which is 71,489,709 (which is the sum of (i) 49,841,017 shares of Common Stock outstanding as of November 10, 2011 and (ii) 21,648,692 shares of Common Stock issuable upon the conversion, subject to certain limitations, of the 173,189.5678 shares of Series D Participating Convertible Preferred Stock of the Issuer outstanding as of November 10, 2011.

13D
1.	NAME OF REPORTING PERSONS THL Equity Advisors VI, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER* 38,178,847
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 38,178,847
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 38,178,847
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*† 53.4%
14.	TYPE OF REPORTING PERSON OO
*See Item 5.
† This percentage is calculated using a fraction, the numerator of which is the number of shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person, and the denominator of which is 71,489,709 (which is the sum of (i) 49,841,017 shares of Common Stock outstanding as of November 10, 2011 and (ii) 21,648,692 shares of Common Stock issuable upon the conversion, subject to certain limitations, of the 173,189.5678 shares of Series D Participating Convertible Preferred Stock of the Issuer outstanding as of November 10, 2011.

13D
1.	NAME OF REPORTING PERSONS Thomas H. Lee Equity Fund VI, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER* 22,014,649
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 22,014,649
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 22,014,649
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*† 30.8%
14.	TYPE OF REPORTING PERSON PN
*See Item 5.
† This percentage is calculated using a fraction, the numerator of which is the number of shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person, and the denominator of which is 71,489,709 (which is the sum of (i) 49,841,017 shares of Common Stock outstanding as of November 10, 2011 and (ii) 21,648,692 shares of Common Stock issuable upon the conversion, subject to certain limitations, of the 173,189.5678 shares of Series D Participating Convertible Preferred Stock of the Issuer outstanding as of November 10, 2011.

13D
1.	NAME OF REPORTING PERSONS Thomas H. Lee Parallel Fund VI, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER* 14,369,192
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 14,369,192
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 14,369,192
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*† 20.1%
14.	TYPE OF REPORTING PERSON PN
*See Item 5.
† This percentage is calculated using a fraction, the numerator of which is the number of shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person, and the denominator of which is 71,489,709 (which is the sum of (i) 49,841,017 shares of Common Stock outstanding as of November 10, 2011 and (ii) 21,648,692 shares of Common Stock issuable upon the conversion, subject to certain limitations, of the 173,189.5678 shares of Series D Participating Convertible Preferred Stock of the Issuer outstanding as of November 10, 2011.

13D
1.	NAME OF REPORTING PERSONS Thomas H. Lee Parallel (DT) Fund VI, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER* 2,510,009
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 2,510,009
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 2,510,009
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*† 3.5%
14.	TYPE OF REPORTING PERSON PN
*See Item 5.
† This percentage is calculated using a fraction, the numerator of which is the number of shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person, and the denominator of which is 71,489,709 (which is the sum of (i) 49,841,017 shares of Common Stock outstanding as of November 10, 2011 and (ii) 21,648,692 shares of Common Stock issuable upon the conversion, subject to certain limitations, of the 173,189.5678 shares of Series D Participating Convertible Preferred Stock of the Issuer outstanding as of November 10, 2011.

13D
1.	NAME OF REPORTING PERSONS THL Equity Fund VI Investors (MoneyGram), LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER* 79,444
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 79,444
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 79,444
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*† 0.1%
14.	TYPE OF REPORTING PERSON OO
*See Item 5.
† This percentage is calculated using a fraction, the numerator of which is the number of shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person, and the denominator of which is 71,489,709 (which is the sum of (i) 49,841,017 shares of Common Stock outstanding as of November 10, 2011 and (ii) 21,648,692 shares of Common Stock issuable upon the conversion, subject to certain limitations, of the 173,189.5678 shares of Series D Participating Convertible Preferred Stock of the Issuer outstanding as of November 10, 2011.

13D
1.	NAME OF REPORTING PERSONS THL Coinvestment Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER* 60,614
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 60,614
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 60,614
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*† 0.1%
14.	TYPE OF REPORTING PERSON PN
*See Item 5.
† This percentage is calculated using a fraction, the numerator of which is the number of shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person, and the denominator of which is 71,489,709 (which is the sum of (i) 49,841,017 shares of Common Stock outstanding as of November 10, 2011 and (ii) 21,648,692 shares of Common Stock issuable upon the conversion, subject to certain limitations, of the 173,189.5678 shares of Series D Participating Convertible Preferred Stock of the Issuer outstanding as of November 10, 2011.

13D
1.	NAME OF REPORTING PERSONS THL Operating Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER* 74,678
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 74,678
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 74,678
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*† 0.1%
14.	TYPE OF REPORTING PERSON PN
*See Item 5.
† This percentage is calculated using a fraction, the numerator of which is the number of shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person, and the denominator of which is 71,489,709 (which is the sum of (i) 49,841,017 shares of Common Stock outstanding as of November 10, 2011 and (ii) 21,648,692 shares of Common Stock issuable upon the conversion, subject to certain limitations, of the 173,189.5678 shares of Series D Participating Convertible Preferred Stock of the Issuer outstanding as of November 10, 2011.

13D
1.	NAME OF REPORTING PERSONS Putnam Investments Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER* 108,261
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 108,261
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 108,261
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*† 0.2%
14.	TYPE OF REPORTING PERSON OO
*See Item 5.
† This percentage is calculated using a fraction, the numerator of which is the number of shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person, and the denominator of which is 71,489,709 (which is the sum of (i) 49,841,017 shares of Common Stock outstanding as of November 10, 2011 and (ii) 21,648,692 shares of Common Stock issuable upon the conversion, subject to certain limitations, of the 173,189.5678 shares of Series D Participating Convertible Preferred Stock of the Issuer outstanding as of November 10, 2011.

13D
1.	NAME OF REPORTING PERSONS Great-West Investors L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER* 216,564
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 216,564
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 216,564
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*† 0.3%
14.	TYPE OF REPORTING PERSON PN
*See Item 5.
† This percentage is calculated using a fraction, the numerator of which is the number of shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person, and the denominator of which is 71,489,709 (which is the sum of (i) 49,841,017 shares of Common Stock outstanding as of November 10, 2011 and (ii) 21,648,692 shares of Common Stock issuable upon the conversion, subject to certain limitations, of the 173,189.5678 shares of Series D Participating Convertible Preferred Stock of the Issuer outstanding as of November 10, 2011.

13D
1.	NAME OF REPORTING PERSONS Putnam Investments Employees’ Securities Company III LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER* 108,261
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 108,261
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 108,261
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*† 0.2%
14.	TYPE OF REPORTING PERSON OO
*See Item 5.
† This percentage is calculated using a fraction, the numerator of which is the number of shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person, and the denominator of which is 71,489,709 (which is the sum of (i) 49,841,017 shares of Common Stock outstanding as of November 10, 2011 and (ii) 21,648,692 shares of Common Stock issuable upon the conversion, subject to certain limitations, of the 173,189.5678 shares of Series D Participating Convertible Preferred Stock of the Issuer outstanding as of November 10, 2011.

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the statement on Schedule 13D originally filed by the Reporting Persons on April 4, 2008, as amended on March 9, 2011, May 9, 2011 and May 23, 2011 (the “Schedule 13D”).  Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 4 shall have the meaning assigned to such term in the Schedule 13D.

Item 4. Purpose of Transaction.

On July 7, 2011, a registration statement which registered for resale all of the shares of common stock owned by the Reporting Persons, the GS Investors and the Silver Point Investors, was declared effective by the Securities and Exchange Commission (the “Registration Statement”). On November 14, 2011, the Company filed a prospectus supplement (“Prospectus Supplement”) with respect to the Registration Statement providing that the Reporting Persons intend to sell 3,674,242 shares of Common Stock pursuant thereto (“Registered Offering”). The Reporting Persons may sell fewer or more shares of Common Stock than are offered in the Prospectus Supplement or may not sell any shares of Common Stock. Even though the Reporting Parties presently intend to dispose of all such shares in the Registered Offering, depending on market conditions and other factors in existence at the time of any such disposition, there can be no assurance that such shares will ultimately be sold pursuant to the Registered Offering.

On November 10, 2011, the Company effected a one-for-eight reverse split of the Company’s issued and outstanding Common Stock and a corresponding decrease in the Company’s authorized shares of common stock (the “Reverse Stock Split”).

Item 5.  Interest in Securities of the Company.

Item 5 (a) – (b) is hereby amended and restated in its entirety with the following:

“(a) – (b)

The response to Item 4 is incorporated herein by reference.  Based on information supplied by the Company, immediately following the closing of the Reverse Stock Split, there were 71,489,709 shares of Common Stock outstanding and 173,189.5678 shares of Series D Stock outstanding (equivalent to 21,648,692 shares of Common Stock).  The ownership percentages set forth in this Item 5 include both (i) ownership percentages including the Common Stock issuable upon conversion of the Series D Stock (which Series D Stock, subject to certain exceptions, is non-voting) in the outstanding number of shares of Common Stock (referred to herein as the “Deemed Outstanding”) and (ii) ownership percentages calculated excluding the Common Stock issuable upon conversion of the Series D Stock from the total outstanding number of shares of Common Stock (referred to herein as the “Actually Outstanding”).

As of the date hereof, the Reporting Persons collectively may be deemed to beneficially own 39,325,150 shares, which constitute 55.0% of the Deemed Outstanding Common Stock and 79.0% of the Actually Outstanding Common Stock.

By virtue of the relationships among the Reporting Persons described herein, the Reporting Persons may be deemed to share beneficial ownership with respect to the shares reported herein.  Except to the extent of a pecuniary interest therein, each of the Reporting Persons expressly disclaims the existence of such beneficial ownership, except: (1) Advisors does not disclaim beneficial ownership of shares held by the THL Coinvest Entities, (2) Advisors VI does not disclaim beneficial ownership of shares held by Equity Fund, Parallel Fund, DT Fund and Fund VI (MG), (3) Putnam Holdings does not disclaim beneficial ownership of shares held by Putnam, and (4) Great-West does not disclaim beneficial ownership of shares held by Putnam and Putnam Holdings.

        Equity Fund has direct beneficial ownership of 21,220,202 shares, or 29.7% of the Deemed Outstanding Common Stock and 42.6% of the Actually Outstanding Common Stock, and pursuant to the proxy powers granted to Equity Fund over the Common Stock held by Silver Point in the Silver Point Letter Agreement, may be deemed to have an indirect beneficial ownership of 794,447 shares, or 1.1% of the Deemed Outstanding Common Stock and 1.6% of the Actually Outstanding Common Stock; such shares aggregate to 22,014,649 shares of Common Stock, or 30.8% of the Deemed Outstanding Common Stock and 44.2% of the Actually Outstanding Common Stock.  Equity Fund may be deemed to share with Advisors and Advisors IV voting and dispositive power with respect to such Common Stock.  Equity Fund disclaims beneficial ownership of the stock held by Silver Point.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Equity Fund, the Reporting Persons or any of their respective affiliates are the beneficial owners of any of the stock beneficially owned by Silver Point for purposes of Section 13(d) of the Exchange Act or for any other purpose.

Parallel Fund has direct beneficial ownership of 14,369,192 shares, or 20.1% of the Deemed Outstanding Common Stock and 28.8% of the Actually Outstanding Common Stock.  Parallel Fund may be deemed to share with Advisors and Advisors IV voting and dispositive power with respect to such Common Stock.

DT Fund has direct beneficial ownership of 2,510,009 shares, or 3.5% of the Deemed Outstanding Common Stock and 5.0% of the Actually Outstanding Common Stock.  DT Fund may be deemed to share with Advisors and Advisors IV voting and dispositive power with respect to such Common Stock.

Fund VI (MG) has direct beneficial ownership of 79,444 shares, or 0.1% of the Deemed Outstanding Common Stock and 0.2% of the Actually Outstanding Common Stock.  Fund VI (MG) may be deemed to share with Advisors and Advisors IV voting and dispositive power with respect to such Common Stock.

Coinvestment Fund has direct beneficial ownership of 60,614 shares, or 0.1% of the Deemed Outstanding Common Stock and 0.1% of the Actually Outstanding Common Stock.  Coinvestment Fund may be deemed to share with Advisors voting and dispositive power with respect to such Common Stock.

Operating Partners has direct beneficial ownership of 74,678 shares, or 0.1% of the Deemed Outstanding Common Stock and 0.1% of the Actually Outstanding Common Stock.  Operating Partners may be deemed to share with Advisors voting and dispositive power with respect to such Common Stock.

Putnam has direct beneficial ownership of 108,261 shares, or 0.2% of the Deemed Outstanding Common Stock and 0.2% of the Actually Outstanding Common Stock.  Putnam may be deemed to share with Putnam Holdings, Great-West and Advisors voting and dispositive power with respect to such Common Stock.

Putnam Holdings, as the managing member of Putnam, may be deemed to be the beneficial owner, or to hold shared voting or dispositive power, of 108,261 shares, or 0.2% of the Deemed Outstanding Common Stock and 0.2% of the Actually Outstanding Common Stock.  Putnam Holdings may be deemed to share with Great-West and Advisors voting and dispositive power with respect to such Common Stock.

Great-West has direct beneficial ownership of 108,303 shares, or 0.2% of the Deemed Outstanding Common Stock and 0.2% of the Actually Outstanding Common Stock, and indirectly controls Putnam Holdings, so may be deemed to have an indirect beneficial ownership of 108,261 shares, or 0.2% of the Deemed Outstanding Common Stock and 0.2% of the Actually Outstanding Common Stock; such shares aggregate to 216,564 shares of Common Stock, or 0.3% of the Deemed Outstanding Common Stock and 0.4% of the Actually Outstanding Common Stock.  Great-West may be deemed to share with Advisors voting and dispositive power with respect to such Common Stock.

Advisors VI, as the general partner of the Funds and Fund VI (MG), may be deemed to be the beneficial owner, or to hold shared voting or dispositive power, of 38,178,847 shares, or 53.4% of the Deemed Outstanding Common Stock and 76.6% of the Actually Outstanding Common Stock.  Advisors VI may be deemed to share with Advisors voting and dispositive power with respect to such Common Stock.

Advisors, (1) as the general partner of the sole member of Advisors VI, (2) as the general partner of the general partner of Coinvestment Fund and Operating Partners, and (3) pursuant to the terms of the Fourth Amended and Restated Limited Partnership Agreement of Thomas H. Lee Equity Fund VI, L.P., which requires Great-West and Putnam to dispose of its shares of stock pro rata with the Funds, may be deemed to be the beneficial owner, or to hold shared voting or dispositive power, of 39,325,150 shares, which constitute 55.0% of the Deemed Outstanding Common Stock and 78.9% of the Actually Outstanding Common Stock.

As a result of the matters described in Item 4 above, the Reporting Persons may be deemed to constitute a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, with Goldman Sachs and Silver Point.  The Reporting Persons disclaim beneficial ownership of the stock held by Goldman Sachs and Silver Point.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons or any of their respective affiliates are the beneficial owners of any of stock beneficially owned by Goldman Sachs or Silver Point for purposes of Section 13(d) of the Exchange Act or for any other purpose.”

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the Registered Offering, the Reporting Persons, the GS Investors and the Silver Point Investors have agreed that, during the period commencing on November 14, 2011 and continuing to and including the date 90 days after the date of the final prospectus relating to the Registered Offering, they will not offer, pledge, sell, contract to sell, sell any option or contract to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock beneficially owned, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock without the prior written consent of the representatives of the underwriters pursuant to the Prospectus Supplement. A copy of the Lock-up Letter is filed as Exhibit 1 hereto.

Item 7. Material to be Filed as Exhibits.

Exhibit 1: Lock-up Letter, dated as of November 14, 2011, from the Company to Morgan Stanley & Co. LLC, Goldman Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC and Wells Fargo Securities, LLC.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  November 15, 2011

THOMAS H. LEE ADVISORS, LLC

By:	/s/ Charles P. Holden
	Name:	Charles P. Holden
	Title:	Managing Director

THL EQUITY ADVISORS VI, LLC

By:	THOMAS H. LEE PARTNERS, L.P. its general partner
By:	THOMAS H. LEE ADVISORS, LLC its general partner

By:	/s/ Charles P. Holden
	Name:	Charles P. Holden
	Title:	Managing Director

THOMAS H. LEE EQUITY FUND VI, L.P. By: THL EQUITY ADVISORS VI, LLC, its general partner By: THOMAS H. LEE PARTNERS, L.P., its sole member By: THOMAS H. LEE ADVISORS, LLC, its general partner

By:	/s/ Charles P. Holden
	Name:	Charles P. Holden
	Title:	Managing Director

THOMAS H. LEE PARALLEL FUND VI, L.P. By: THL EQUITY ADVISORS VI, LLC, its general partner By: THOMAS H. LEE PARTNERS, L.P., its sole member By: THOMAS H. LEE ADVISORS, LLC, its general partner

By:	/s/ Charles P. Holden
	Name:	Charles P. Holden
	Title:	Managing Director

THOMAS H. LEE PARALLEL (DT) FUND VI, L.P. By: THL EQUITY ADVISORS VI, LLC, its general partner By: THOMAS H. LEE PARTNERS, L.P., its sole member By: THOMAS H. LEE ADVISORS, LLC, its general partner

By:	/s/ Charles P. Holden
	Name:	Charles P. Holden
	Title:	Managing Director

THL EQUITY FUND VI INVESTORS
(MONEYGRAM), LLC

By: THL EQUITY ADVISORS VI, LLC, its general
partner
By: THOMAS H. LEE PARTNERS, L.P., its sole member
By: THOMAS H. LEE ADVISORS, LLC, its general
partner

By:	/s/ Charles P. Holden
	Name:	Charles P. Holden
	Title:	Managing Director

THL COINVESTMENT PARTNERS, L.P.

By:	THOMAS H. LEE PARTNERS, L.P. its general partner
By:	THOMAS H. LEE ADVISORS, LLC its general partner

By:	/s/ Charles P. Holden
	Name:	Charles P. Holden
	Title:	Managing Director

THL OPERATING PARTNERS, L.P.

By:	THOMAS H. LEE PARTNERS, L.P. its general partner
By:	THOMAS H. LEE ADVISORS, LLC its general partner

By:	/s/ Charles P. Holden
	Name:	Charles P. Holden
	Title:	Managing Director

GREAT-WEST INVESTORS L.P.

By	THOMAS H. LEE ADVISORS, LLC its attorney-in-fact

By:	/s/ Charles P. Holden
	Name:	Charles P. Holden
	Title:	Managing Director

PUTNAM INVESTMENTS EMPLOYEES’ SECURITIES COMPANY III LLC

By	PUTNAM INVESTMENTS HOLDINGS, LLC its managing member
By	PUTNAM INVESTMENTS, LLC its managing member
By	THOMAS H. LEE ADVISORS, LLC its attorney-in-fact

By:	/s/ Charles P. Holden
	Name:	Charles P. Holden
	Title:	Managing Director

PUTNAM INVESTMENTS HOLDINGS, LLC

By	PUTNAM INVESTMENTS, LLC its managing member
By	THOMAS H. LEE ADVISORS, LLC its attorney-in-fact

By:	/s/ Charles P. Holden
	Name:	Charles P. Holden
	Title:	Managing Director